United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 18, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

RETIREMENT AND APPOINTMENT OF DIRECTORS OF COCA-COLA EUROPACIFIC PARTNERS PLC

Coca-Cola Europacific Partners plc (CCEP) announces that Thomas Johnson, Independent Non-Executive Director (INED), and CCEP’s Senior Independent Director (SID), is planning to retire from the Board with effect from the conclusion of the forthcoming Annual General Meeting (AGM) to be held on 28 May 2026.

At that point, Tom will have served with distinction on the Board for ten years, having been appointed as the SID of CCEP in May 2016 and previously been a director of Coca-Cola Enterprises Inc since 2007. Tom has brought a great depth of business knowledge as well as his considerable wisdom and acumen. He has served on the Environmental, Social and Governance Committee (2016–2019), the Remuneration Committee (2016–2024), and as Chairman of the Nomination Committee (2019–2025), where he remains a member. Tom is also currently Chairman of the Affiliated Transaction Committee.

The Board would like to acknowledge Tom’s outstanding contribution to CCEP’s success. Throughout his tenure, he has drawn on decades of experience in the industry, across various leadership roles - including multiple CEO positions - to provide invaluable guidance. His knowledge of the Coca-Cola system, his deep insights and his unwavering ability to identify and manage issues have helped the Board navigate significant transformation and growth since the merger nearly a decade ago.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to express my sincere thanks to Tom for his exceptional knowledge, insight and commitment throughout his tenure. He has been integral to the fabric of CCEP, and his guidance and support have been instrumental in shaping CCEP’s governance and strategic direction, helping us reach significant milestones and deliver long-term success. We are deeply grateful for Tom’s outstanding contribution and wish him every happiness in his retirement.”

As part of the Board’s succession planning, and following a comprehensive search and selection process, the appointment of Laurence Debroux as an INED was approved on 18 December 2025 and will be effective from the conclusion of the AGM on 28 May 2026.

In line with the UK Corporate Governance Code, the Board has determined that Laurence Debroux is independent. In making that determination, the Board has concluded that there are no other relationships or circumstances which are likely to affect her judgements and that any relationships or circumstances which could appear to do so are not considered to be material.

About Laurence Debroux

Laurence Debroux is an accomplished business leader with a strong background in finance, strategy, business development and governance in global consumer and consumer-adjacent companies. She brings to the Board extensive expertise in international corporate leadership, M&A and risk management.

Laurence previously served as CFO and Executive Board member at Heineken N.V, following her role as Executive Board member and group Chief Administration and Finance Officer of JCDecaux. Prior to this, Laurence spent 14 years in various senior positions, including group CFO and Chief Strategic Officer, at the global healthcare company SANOFI.

At present, Laurence is a Non-Executive Director, Chair of the Audit Committee and member of the ESG Committee at EXOR N.V (2017 – present) and a member of the Supervisory Board and Chair of the Audit

Committee at Randstad N.V (2023 – present). Previously, Laurence also served as Non-Executive Director at Novo Nordisk A/S, Juventus Football Club SpA and Solvay SA.

There are no further matters that need to be disclosed pursuant to UK Listing Rule 6.4.8 R.

The Nomination Committee is continuing to review the composition of the Board Committees in light of the appointment of Ms. Debroux and retirement of Mr. Johnson. Further information on the various committee appointments and the appointment of the next SID will be provided in due course.

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: December 18, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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